Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

	Fiscal Year Ended December 31,					Three Months Ended
	2013	2014	2015	2016	2017	March 31, 2018
Loss from Continuing Operations	(2,509)	(6,678)	(20,263)	(30,291)	(60,121)	(20,410)
Add back: Fixed charges	45	1	—	—	—	—
Total loss from continuing operations	(2,464)	(6,677)	(20,263)	(30,291)	(60,121)	(20,410)
Fixed charges:
Interest expense	45	1	—	—	—	—
Ratio of earnings to fixed charges	*	*	*	*	*	*
Deficiency (1)	(2,509)	(6,678)	(20,263)	(30,291)	(60,121)	(20,410)

*	Less than one to one coverage
(1)	Losses in each period. Earnings insufficient to cover fixed charges by the amounts indicated.